UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AXIOS Sustainable Growth Acquisition Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G0703K108
(CUSIP Number)

Benedikt Förtig AXIOS Sponsor LP Hidden Pines Farm, 14090, Hopewell Road Alpharetta, Georgia 30004 Telephone: (770) 813-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0703K108

1		Names of Reporting Persons. AXIOS Sponsor LP
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,284,254
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,284,254
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,254
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.98%*
14		Type of Reporting Person (See Instructions) PN

* Calculated based upon 8,424,159 Class A ordinary shares outstanding, which number was determined by adding the 4,111,659 Class A ordinary shares and 4,312,500 Class B ordinary shares outstanding of AXIOS Sustainable Growth Acquisition Corporation (the “Issuer”) following the redemption of 13,138,341 Class A ordinary shares effective as of February 14, 2023.

CUSIP No. G0703K108

1		Names of Reporting Persons. Benedikt Förtig
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,284,254
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,284,254
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,254
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.98%*
14		Type of Reporting Person (See Instructions) IN

* Calculated based upon 8,424,159 Class A ordinary shares outstanding, which number was determined by adding the 4,111,659 Class A ordinary shares and 4,312,500 Class B ordinary shares outstanding of AXIOS Sustainable Growth Acquisition Corporation (the “Issuer”) following the redemption of 13,138,341 Class A ordinary shares effective as of February 14, 2023.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of AXIOS Sustainable Growth Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”), with its principal executive offices located at Hidden Pines Farm, 14090, Hopewell Road, Alpharetta, Georgia 30004.  The Class A Shares were issued to the public as part of the units (“Units”) issued by the Issuer in its initial public offering (“IPO”), with each Unit consisting of one Class A Share, one redeemable warrant and one right to receive one-tenth of one Class A Share. The Units are listed on the New York Stock Exchange under the ticker symbol “AXACU”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Issuer is a blank check company incorporated for the purpose of effecting a merger, capital stock or share exchange, asset acquisition, capital stock or share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”). The Issuer completed its IPO on February 18, 2022, with the sale of 17,250,000 Units. AXIOS Sponsor LP (“Sponsor”) acquired 4,102,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) prior to the completion of the IPO. Upon the closing of an Initial Business Combination, the Class B Shares will convert automatically into Class A Shares. Substantially concurrently with the closing of the IPO, the Issuer completed the private sale of 8,445,000 private placement warrants to the Sponsor (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Issuer of $8,445,000. The Private Placement Warrants are not exercisable until 30 days following the consummation of the Initial Business Combination.

On February 14, 2023, in connection with the Extraordinary General Meeting of the Issuer held to vote on a proposal to extend the date by which the Issuer must complete its Initial Business Combination from February 18, 2023 to May 18, 2023 (the “Extension Amendment Proposal”), 13,138,341 Class A Shares were submitted for redemption by the Issuer and such shares were redeemed. Prior to the redemption deadline, the Issuer and the Sponsor entered into Non-Redemption Agreements with 13 holders of Class A Shares (“Non-Redemption Agreements”) .. In connection with the Non-Redemption Agreements, the Sponsor transferred beneficial ownership of 818,246 Class B Shares to the counterparties to the Non-Redemption Agreements in exchange for the counterparties’ agreement not to redeem Class A Shares in connection with the Extension Amendment Proposal.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by AXIOS Sponsor LP (“Sponsor”) and Benedikt Förtig (collectively, the “Reporting Persons”).

(b) — (c) Sponsor is a Delaware limited partnership. The sole general partner of Sponsor is AXIOS EQT LLC, a Delaware limited liability company (“AXIOS EQT”), which is wholly owned and managed by Benedikt Förtig. Sponsor has its principal offices at Hidden Pines Farm, 14090, Hopewell Road, Alpharetta, Georgia 30004. Neither Sponsor nor AXIOS EQT has any control persons, members, officers or directors other than Benedikt Förtig.

Set forth below is information regarding Benedikt Förtig

(i)          name: Benedikt Förtig

(ii)         business address: Hidden Pines Farm, 14090, Hopewell Road, Alpharetta, Georgia 30004

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chief Executive Officer and a director of AXIOS Sustainable Growth Acquisition Corporation, whose principal business address is Hidden Pines Farm, 14090, Hopewell Road, Alpharetta, Georgia 30004

(d) — (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Förtig is a citizen of Germany.

Item 3.  Source and Amount of Funds or Other Consideration

On December 12, 2021, the Sponsor purchased an aggregate 3,593,750 Class B Shares for a total purchase price of $25,000. On December 29, 2021, the Sponsor surrendered 175,000 Class B Shares for no consideration. In February 2022, the Issuer effected a share capitalization resulting in the Sponsor holding an aggregate of 4,102,500 Class B Shares.

Substantially concurrently with the closing of the IPO, the Issuer completed the private sale of 8,445,000 private placement warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant, to the Sponsor generating gross proceeds to the Issuer of $8,445,000. The Private Placement Warrants are not exercisable until 30 days following the consummation of the Initial Business Combination. Since the Class A Shares underlying the Private Placement Warrants cannot be acquired within 60 days, they are not beneficially owned by the Reporting Persons under the meaning of Rule 13d-3, and are not included in the Class A Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D.

On February 14, 2023, in connection with the Extraordinary General Meeting of the Issuer held to vote on a proposal to extend the date by which the Issuer must complete its Initial Business Combination from February 18, 2023 to May 18, 2023 (the “Extension Amendment Proposal”), 13,138,341 Class A Shares were submitted for redemption by the Issuer and such shares were redeemed. Prior to the redemption deadline, the Issuer and the Sponsor entered into Non-Redemption Agreements with 13 holders of Class A Shares (“Non-Redemption Agreements”). In accordance with the terms of the Non-Redemption Agreements, the Sponsor transferred beneficial ownership of 818,246 Class B Shares to the counterparties to the Non-Redemption Agreements in exchange for the counterparties’ agreement not to redeem Class A Shares in connection with the Extension Amendment Proposal.

The Reporting Persons obtained the funds invested in the Issuer’s securities from their owners, and for Mr. Förtig, from his personal funds.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Class A Shares by the Reporting Persons. The Sponsor acquired its interest in the Class A Shares in order to establish the Issuer as a special purpose acquisition company and to retain control thereof until such time as an Initial Business Combination can be consummated. Prior to the Issuer’s Initial Business Combination, holders of the Class B Shares have the right to appoint all of the Issuer’s directors and may remove members of the board of directors for any reason. The Sponsor, as the holder of a majority of the Class B Shares, has the right to appoint or remove all of the Issuer’s directors. At the time of the Issuer’s IPO, the Sponsor’s general partner, AXIOS EQT, was governed by a board of managers consisting of three persons, including Messrs. Benedikt Förtig and Anthony V. Raftopol. On November 4, 2022, Mr. Förtig acquired all of the outstanding membership interests in AXIOS EQT and became its sole manager.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Class A Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Class A Shares or otherwise, they may acquire Class A Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Class A Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D and in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 21, 2023 regarding a potential Initial Business Combination, including plans and actions related to the Issuer effecting an Initial Business Combination, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following information is based upon 8,424,159 Class A Shares outstanding, which number was determined by adding the 4,111,259 Class A Shares and 4,312,500 Class B Shares outstanding of AXIOS Sustainable Growth Acquisition Corporation (the “Issuer”) following the redemption of 13,138,341 Class A Shares effective as of February 14, 2023.

As of the date of this filing, Sponsor beneficially owns 3,284,254 Class A Shares, constituting approximately 38.98% of the issued and outstanding Class A Shares. These Class A Shares consist of 3,284,254 Class B Shares, which are convertible into Class A Shares upon the closing of the Initial Business Combination. Since the Class A Shares underlying the 8,445,000 Private Placement Warrants cannot be acquired within 60 days, they are not beneficially owned by the Reporting Persons under the meaning of Rule 13d-3, and are not included in the Class A Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. The sole general partner of Sponsor is AXIOS EQT, which is wholly owned and managed by Benedikt Förtig. Therefore, Mr. Förtig shares power to direct the vote and disposition of such Class A Shares held by and, as a result, may be deemed to be the beneficial owner of all the Class A Shares beneficially owned by Sponsor. Mr. Förtig disclaims beneficial ownership of the Class A Shares, except to the extent of his pecuniary interest therein.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Class A Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Förtig is Chief Executive Officer a member of the Board of Directors of the Issuer. In addition, the Sponsor, as the holder of a majority of the Class B Shares, has the power to appoint and remove members of the Issuer’s board of directors. Accordingly, the Reporting Persons have the ability to affect and influence control of the Issuer.

The Sponsor or any of its affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Issuer’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Issuer’s audit committee will review on a quarterly basis all payments that were made by it to the Sponsor or any of its affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on the Issuer’s behalf.

Working Capital Loan

In order to fund working capital deficiencies or finance transaction costs in connection with an intended Initial Business Combination, on May 16, 2022, the Issuer issued a convertible promissory note (the “Working Capital Loan”) in the face amount of up to $1,500,000 to the Sponsor. If the Issuer completes an Initial Business Combination, it may repay such Working Capital Loan out of the proceeds of the trust account released to it. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that an Initial Business Combination does not close, the Issuer may use a portion of the working capital held outside the trust account to repay such Working Capital Loan but no proceeds from the trust account would be used to repay such working Capital Loan.

Up to $1,500,000 of such Working Capital Loan may be convertible into Private Placement Warrants at a price of $1.00 per warrant, at the option of the Sponsor. Such warrants would be identical to the Private Placement Warrants.

Letter Agreement and Related Matters

The Class B Shares and are identical to the Class A Shares except that: (1) prior to the Issuer’s Initial Business Combination, only holders of the Class B Shares have the right to vote on the election, removal or replacement of directors and holders of a majority of Class B Shares may remove a member of the board of directors for any reason; (2) the Class B Shares are subject to certain transfer restrictions, as described in more detail below; (3) the initial shareholders, directors and officers have entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which they have agreed to waive: (i) their redemption rights with respect to any Class B Shares and public shares held by them, as applicable, in connection with the completion of the Initial Business Combination; (ii) their redemption rights with respect to any Class B Shares and public shares held by them in connection with a shareholder vote to amend the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Initial Business Combination or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its Initial Business Combination within 12 months (or up to 18 months if the sponsor exercises its extension options) from the closing of the IPO or during any Extension Period, or (B) with respect to any other provision relating to shareholders’ rights or pre-Initial Business Combination activity; and (iii) their rights to liquidating distributions from the trust account with respect to any Class B Shares they hold if the Issuer fails to complete its Initial Business Combination within 12 months (or up to 18 months if the Sponsor exercises its extension options) from the closing of the IPO or during any Extension Period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its Initial Business Combination within the prescribed time frame); (4) the Class B Shares will automatically convert into Class A Shares at the time of closing of Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights; and (5) the Class B Shares are entitled to registration rights.

If the Issuer submits its Initial Business Combination to the public shareholders for a vote, the initial shareholders have agreed (and their permitted transferees will agree), pursuant to the terms of the Letter Agreement, to vote their Class B Shares and any public shares held by them purchased during or after the IPO in favor of the Initial Business Combination.

The Class B Shares will automatically convert into Class A Shares at the time of closing of the Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of the Initial Business Combination, the ratio at which the Class B Shares will convert into Class A Shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B Shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the IPO (excluding the Class A Shares issuable to I-Bankers) plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination.

With certain limited exceptions, the Class B Shares are not transferable, assignable or salable (except to the Issuer’s directors and officers and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of: (A) one year after the completion of the Initial Business Combination; and (B) subsequent to the Initial Business Combination (x) if the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (y) the date on which the Issuer complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Registration Rights Agreement

The holders of the Class B Shares, Private Placement Warrants and any warrants that may be issued on conversion of working capital loans (and any Class A Shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Class B Shares) and their permitted transferees are entitled to registration rights pursuant to a registration rights agreement (“Registration Rights Agreement”) requiring the Issuer to register such securities for resale (in the case of the Class B Shares, only after conversion to Class A Shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Initial Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Issuer will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Private Placement Warrants Purchase Agreement

Pursuant to a private placement warrants purchase agreement entered into upon the closing of the IPO, the Sponsor acquired 8,445,000 Private Placement Warrants. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. For a portion of the purchase price, Private Placement Warrants may be exercised only for a whole number of shares. The Private Placement Warrants are not redeemable by the Issuer and are exercisable on a cashless basis. The Private Placement Warrants (including the Class A Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Initial Business Combination.

Administrative Services Agreement

On February 15, 2022, the Issuer entered into an agreement commencing on the effective date of IPO through the earlier of the Issuer’s consummation of an Initial Business Combination and its liquidation, to pay the Sponsor up to a maximum of $180,000 in the aggregate for office space, utilities and secretarial and administrative services. Such administrative fees are paid on a monthly basis at $15,000 until the maximum fee is reached, or if earlier, until the consummation of the Initial Business Combination or the Issuer’s liquidation.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among AXIOS Sponsor LP and Benedikt Förtig.

2.	Letter Agreement, dated February 15, 2022, among the Company, the Sponsor, Celtic Asset and Equity Partners, I-Bankers Securities, Inc. and the Issuer’s officers and directors. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 18, 2022.]

3.	Registration Rights Agreement, dated February 15, 2022, among the Issuer, the Sponsor and certain other security holders named therein. [Incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on February 18, 2022.]

4.	Private Placement Warrants Purchase Agreement, dated February 15, 2022, between the Issuer, the Sponsor and I-Bankers Securities, Inc. [Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on February 18, 2022.]

5.	Administrative Services Agreement, dated February 15, 2022, between the Issuer and the Sponsor. [Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on February 18, 2022.]

6.	Convertible Promissory Note, dated as of May 16, 2022, by and between AXIOS Sustainable Growth Acquisition Corporation and AXIOS Sponsor LP. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed with the SEC on May 19, 2022.]

7	Form of Non-Redemption Agreement [Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 8, 2023.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023	AXIOS SPONSOR LP

By: AXIOS EQT LLC, its general partner

	By:	/s/ Benedikt Förtig
Benedikt Förtig, authorized person

/s/ Benedikt Förtig
Benedikt Förtig

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated February 28, 2023, with respect to the Class A ordinary shares of AXIOS Sustainable Growth Acquisition Corporation is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28 day of February, 2023.

AXIOS SPONSOR LP

By: AXIOS EQT LLC, its general partner

By:	/s/ Benedikt Förtig
Benedikt Förtig, authorized person

/s/ Benedikt Förtig
Benedikt Förtig